Report on Annual Meeting
At the annual meeting of shareholders, held on December 16, 2002, shareholders elected the Companys four nominees as directors and ratified the selection of Ernst and Young LLP as accountants.
The votes were as follows:

Directors 	For 		Withheld
C.R. ONeil 	7,613,606 	55,326
A. Cepeda 	7,613,226 	55,706
F.K. Reilly 	7,613,606 	55,326
E.M. Roob 	7,607,341 	61,591